                                                Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-52444


PROSPECTUS                                     [TRAVEL CENTERS OF AMERICA LOGO]


TRAVELCENTERS OF AMERICA, INC.

WARRANTS TO PURCHASE COMMON STOCK
COMMON STOCK ISSUABLE UPON EXERCISE OF WARRANTS


THE OFFERING

- This prospectus relates to the resale of up to 570,000 initial warrants to purchase 207,874 shares of our common stock and 190,000 contingent warrants to purchase 69,291 shares of our common stock by the holders named under the heading "Warrant holders" in this prospectus or in an accompanying supplement.

- This prospectus also relates to the issuance and sale of 207,874 shares of our common stock upon exercise of the initial warrants, 69,291 shares of our common stock upon exercise of the contingent warrants and a presently indeterminable number of shares of our common stock, if any, as may be issuable from time to time as required by adjustments to the warrants.

- All of the warrants and shares of common stock being registered may be offered and sold from time to time by the named holders.



USE OF PROCEEDS

- We will not receive any proceeds from the sale of warrants or the shares of common stock, other than payment of the exercise price of the warrants.

TRADING MARKET

- There is no public market for the warrants or the common stock to be issued upon exercise of the warrants. We do not intend to apply, and are not obligated to apply, for listing of the warrants or common stock on any securities exchange or any automated quotation system. We expect that the warrants will be eligible for trading on The PortalSM Market, a subsidiary of The Nasdaq Stock Market, Inc.

OFFERING EXPENSES

- We have agreed to bear specific expenses in connection with the registration and sale of the warrants and the underlying shares of common stock.

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS BEFORE PURCHASING THE WARRANTS AND/OR SHARES OF COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is April 12, 2002.

                                TABLE OF CONTENTS

                                                                      PAGE

WHERE YOU CAN FIND MORE INFORMATION................................    ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE....................    ii
FORWARD-LOOKING STATEMENTS.........................................   iii
PROSPECTUS SUMMARY.................................................     1
RISK FACTORS.......................................................     5
USE OF PROCEEDS....................................................    12
DIVIDEND POLICY....................................................    12
WARRANT HOLDERS....................................................    13
DESCRIPTION OF THE WARRANTS........................................    16
DESCRIPTION OF CAPITAL STOCK.......................................    23
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS............    25
PLAN OF DISTRIBUTION...............................................    31
LEGAL MATTERS......................................................    32
EXPERTS............................................................    32

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission, or SEC, a post-effective amendment on a registration statement on Form S-3 under the Securities Act with respect to the warrants and shares of common stock issuable upon exercise of the warrants. This prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement. You should refer to the registration statement for further information. Statements contained in this prospectus about the contents of any contract or other document are not necessarily complete, and, where a contract or other document is an exhibit to the registration statement, each of these statements is qualified by the provision in the exhibit to which the statement relates.

         We are subject to the informational requirements of the Securities Exchange Act of 1934 and file annual, quarterly and special reports and other information with the SEC. The registration statement and other reports or information can be inspected, and copies may be obtained, at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates, and at the regional public reference facilities maintained by the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 233 Broadway, New York, New York 10279. Information on the operation of the Public Reference Room of the SEC may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information that we have filed electronically with the SEC.

         Furthermore, we agree that, even if we are not required to file periodic reports and information with the SEC, we will furnish to you the information that would be required to be furnished by us under Section 13 of the Securities Exchange Act of 1934.

                           INCORPORATION BY REFERENCE

         The SEC permits us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), or 15(d) of the Securities Exchange Act of 1934, or until we terminate the effectiveness of this registration statement.

         The following documents filed with the SEC are incorporated by reference in this prospectus:

         1. Our Annual Report on Form 10-K for the year-ended December 31, 2001, filed on March 28, 2002.

         We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

                         TravelCenters of America, Inc.
                       24601 Center Ridge Road, Suite 200
                             Westlake OH 44145-5639
                           Attn: Corporate Controller
                                  440-808-9100

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies. The statements contained in this prospectus that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" and similar expressions in this prospectus to identify forward-looking statements. These forward-looking statements are made based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed in or implied by these forward-looking statements. The following factors are among those that could cause our actual results to differ materially from the forward-looking statements:

         - competition from other travel center and truck stop operators, including additional or improved services or facilities of our competitors;

         - the economic condition of the trucking industry, which in turn is dependent on general economic factors;

         -        increased environmental regulation;

         - changes in governmental regulation of the trucking industry, including regulations relating to diesel fuel and gasoline;

         -        changes in interest rates;

         -        diesel fuel and gasoline pricing;

         -        availability of diesel fuel and gasoline supply;

         - delays in completing our capital investment program to re-image, re-brand and upgrade our travel center sites;

         - availability of sufficient qualified personnel to staff company-operated sites; and

         - other factors described under "Risk Factors" in this prospectus.

         All of our forward-looking statements should be considered in light of these factors. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                               PROSPECTUS SUMMARY

         This summary highlights selected information and may not contain all of the information that is important to you in making a decision to invest in either the warrants or common stock. You should carefully read this entire prospectus and the documents incorporated by reference for information about us and our financial statements before making an investment decision. Unless the context otherwise requires, all references in this prospectus to "TA," "us," "our," or "we" are to TravelCenters of America, Inc., and its predecessors, including its subsidiaries.

                            TRAVELCENTERS OF AMERICA

         We are the largest, and only nationwide, full-service travel center network in the United States serving long-haul trucking fleets and their drivers, independent truck drivers and general motorists. At December 31, 2001, our geographically diverse network consisted of 153 sites, 144 of which were owned by us, located in 40 states. Within our industry, our travel centers have the broadest range of product and service offerings, including diesel fuel and gasoline, truck repair and maintenance services, full-service and fast food dining, travel and convenience stores and other driver amenities. We believe that our nationwide network and broad range of product and service offerings make us best suited among our competitors to serve trucking fleets in the United States.

         At December 31, 2001, our network of 153 sites was composed of 119 sites owned and operated by us, which we refer to as company-operated sites, 25 sites owned by us and leased to independent lessee-franchisees or operators, which we refer to as leased sites, and nine sites owned and operated by independent franchisees, which we refer to as franchisee-owned sites. In 2002, the lease and franchise agreements covering two leased sites were mutually terminated and, as a result, these sites were converted into company-operated sites. We expect to convert one additional leased site into a company-operated site in April 2002 upon the termination of the lease and franchise agreements covering that site. We sold one company-operated site in March 2002, and, at March 25, 2002, we also had one additional company-operated site under contract to be sold.

                             COMPETITIVE ADVANTAGES

         We believe that our competitive advantages include the following:

         - Market Leader with Strong Brand Name Recognition. The considerable size of our network, our competitive diesel fuel pricing and our streamlined information processing capabilities allow trucking fleet managers to concentrate their fuel purchases with us, thereby reducing fleet operating costs. We believe that our "TravelCenters of America" and "TA" brand names have earned a reputation for quality and consistency.

         - Superior Locations. We believe that the limited availability of well-situated locations and the increasingly restrictive zoning and permitting regulations make it difficult for any competitor to replicate our network, particularly given that most of our sites were constructed 20 or more years ago when real estate along the interstate highways was more readily available.

         - Strong Fleet Relationships. We have established strong relationships with trucking fleets based on the nationwide scope of our network, our competitive diesel fuel prices, our automated fueling and payment systems and the breadth of our non-fuel products and services.

         - Broadest Product and Service Portfolio. To complement our diesel fuel business and diversify our revenue sources, we have developed the most extensive product and service offerings of any travel center network. We believe that this is an important competitive advantage given that, according to our research, only one in three stops by truck drivers is for fuel.

         - Strategic Alliances. We have strategic alliances with Freightliner LLC, the largest class 8 truck manufacturer in the United States; The Bridgestone/Firestone Tire Sales Company, the leading original equipment truck tire supplier in the United States; and Equilon Enterprises LLC, the leading supplier in the United States of lubricants and oils to over-the-road class 8 truck service providers, which we believe enhance our market leadership position and increase our appeal to our customers. We also have an alliance with Simons Petroleum Inc., which, through its Pathway Network, allows trucking fleets to lock-in their diesel fuel costs for up to two years.

         - Experienced Management Team. Our senior management team has an average of approximately 27 years of experience in the travel center and related industries, including approximately 13 years of experience with us.

                                BUSINESS STRATEGY

         Key elements of our on-going business strategy include:

         - Increase Fleet Traffic. We seek to increase our sites' fleet traffic and non-fuel revenues by offering products and services designed to meet the needs of fleet customers, including competitively priced diesel fuel, truck repair and maintenance services and expanded non-fuel product and service offerings. We believe that these products and services also attract independent truck drivers.

         - Increase Motorist Traffic. In an effort to increase the appeal of our travel centers to our customers, we have recently redesigned and upgraded many of our sites. We seek to increase general motorist traffic by re-imaging additional sites and offering more national brands, such as for gasoline and fast food restaurants.

         - Increase Operating Efficiency. We have implemented several initiatives aimed at more efficiently servicing our customers and reducing our operating expenses by increasing the efficiency of our operations.

         - Enhance and Expand Our Network. We plan to strengthen our network by completing our travel center re-image and upgrade program and expanding our operations to additional geographic areas through select new site construction, strategic acquisitions and franchising.

                                THE TRANSACTIONS

         The offering of the outstanding warrants and notes was part of a series of transactions involving our restructuring in which:

         - we entered into a recapitalization agreement and plan of merger, as amended, with TCA Acquisition Corporation, a newly created corporation formed by Oak Hill Capital Partners, L.P. and its affiliates ("Oak Hill"), under which TCA Acquisition Corporation merged with and into us.

         - Oak Hill invested $133.0 million to purchase approximately 60.5% of our equity.

         - Olympus Growth Fund III, L.P., Olympus Executive Fund, L.P., Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., UBS Capital Americas II, LLC, Credit Suisse First Boston LFG Holdings 2000, L.P. and Credit Suisse First Boston Corporation (collectively, the "Other Investors"), who are all affiliates of certain of our former stockholders, invested $72.0 million, in the aggregate, to purchase approximately 32.7% of our equity.

         - Freightliner retained its equity investment in us and exercised an option to invest $3.3 million to purchase an additional 1.4% of our equity, such that after the Transactions it owns 4.3% of our equity.

         - members of our management team retained approximately 2.0% of our equity and exercised options to purchase an additional 0.5% of our equity, such that after the Transactions they own, in the aggregate, before the impact of new options, approximately 2.5% of our equity.

         - all other shares of our outstanding capital stock, including preferred stock, and all unexercised common stock options and warrants were redeemed or canceled in exchange for cash payments totaling approximately $263.2 million. This amount is net of $16.3 million of expenses of the selling stockholders that we paid upon the closing of the Transactions.

         - we repaid all amounts outstanding under our Amended and Restated Credit Agreement dated as of November 24, 1998 (the "Existing Credit Agreement"), redeemed in full all of our then existing senior secured notes and consummated a tender offer and consent solicitation for our 10 1/4% Senior Subordinated Notes due 2007. We paid a tender offer and consent solicitation premium and related fees and paid a prepayment penalty associated with our senior secured notes that together totaled approximately $13.7 million.

         - we amended and restated the Existing Credit Agreement in an amount up to $428.0 million (the "Senior Credit Facility") under which we borrowed $328.3 million at the closing of the Transactions.

         - we issued the outstanding notes, initial warrants and contingent warrants, which we refer to together as the units.

         These events are collectively referred to as the "Transactions."


                                   THE SPONSOR

         Oak Hill was established by Robert M. Bass and his team of investment professionals to make control investments in operating companies through acquisitions, build-ups, recapitalizations, restructurings or purchases of significant minority stakes. Oak Hill raised $1.6 billion in equity capital in 1999 through the sale of limited partnership interests to selected investors and is managed by Oak Hill Capital Management, Inc. Mr. Bass and the principals of Oak Hill Capital Management have personally committed $400 million to Oak Hill, representing the largest known capital commitment by a non-institutional sponsor to a private equity partnership. Excluding the Transactions, as of December 31, 2001, Oak Hill Capital Management's principals have completed 43 control transactions since 1986, investing or committing to invest in excess of $2.4 billion in equity capital.

                                   ----------

         Our executive offices are located at TravelCenters of America, Inc., 24601 Center Ridge Road, Suite 200, Westlake, Ohio 44145-5639. Our telephone number is (440) 808-9100. We were incorporated in Delaware on December 1, 1992.

                        SUMMARY OF TERMS OF THE WARRANTS

         On November 14, 2000, we issued 570,000 initial warrants and 190,000 contingent warrants through the sale of 190,000 units. Each unit consisted of $1,000 principal amount of notes, three initial warrants and one contingent warrant. Each warrant entitles the holder to purchase 0.36469 shares of our common stock. References to the "warrants" in this prospectus are references to both the initial warrants and the contingent warrants. This prospectus is part of a registration statement covering the registration of the warrants and common stock issuable upon the exercise of the warrants. We previously completed an exchange offer in which we exchanged our outstanding notes that were issued at the same time as the warrants for registered exchange notes.

Issuer..................................    TravelCenters of America, Inc.

Warrants Offered........................    570,000 initial warrants which, when
                                            exercised, will entitle the warrant
                                            holders to acquire an aggregate of
                                            207,874 shares of our common stock
                                            (representing 3% of our common stock
                                            as of the date the warrants were
                                            originally issued) and 190,000
                                            contingent warrants which, if
                                            released from escrow and exercised,
                                            will entitle the warrant holders to
                                            acquire an aggregate of 69,291
                                            shares of our common stock
                                            (representing 1% of our common stock
                                            as of the date the warrants were
                                            originally issued). See "Description
                                            of Capital Stock."

Contingent Warrant Release..............    The contingent warrants will
                                            initially be held in escrow and will
                                            be released from escrow and
                                            distributed to holders of initial
                                            warrants on March 31, 2003, the
                                            contingent warrant release date,
                                            only if, as of December 31, 2002,
                                            our consolidated leverage ratio
                                            exceeds 4.5 to 1.0 and any of the
                                            notes remain outstanding on that
                                            date. If, as of December 31, 2002,
                                            either our consolidated leverage
                                            ratio is 4.5 to 1.0 or less or all
                                            of our notes have been repaid,
                                            redeemed or repurchased, the
                                            contingent warrants will be
                                            cancelled.

Exercise Price..........................    $0.001 per share of common stock.

Exercise................................    The initial warrants are exercisable
                                            beginning on November 14, 2001, the
                                            first anniversary of their issue
                                            date. If released from escrow, the
                                            contingent warrants are exercisable
                                            at any time after March 31, 2003,
                                            the contingent warrant release date.

Expiration..............................    May 1, 2009.

Voting Rights...........................    Warrant holders will have no voting
                                            rights.

Anti-dilution...........................    The exercise price and number of
                                            shares of common stock issuable upon
                                            exercise of the warrants are both
                                            subject to adjustment in some cases.
                                            See "Description of the Warrants --
                                            Adjustments."

                                  RISK FACTORS

         Before investing in either the warrants or the common stock being offered, you should carefully consider these risk factors, as well as the other information contained in this prospectus.

RISKS RELATING TO THE WARRANTS AND COMMON STOCK

THERE IS NO PUBLIC MARKET FOR THE WARRANTS AND THE COMMON STOCK UNDERLYING THE WARRANTS AND WE CAN GIVE NO ASSURANCE AS TO THE LIQUIDITY OF ANY TRADING MARKET FOR THE WARRANTS OR THE COMMON STOCK UNDERLYING THE WARRANTS.

         The warrants are eligible for trading in the PORTAL Market, a screen-based market operated by the National Association of Securities Dealers. The PORTAL Market is limited to qualified institutional buyers as defined by Rule 144A of the Securities Act of 1933.

         We cannot assure you regarding the future development of a market for the warrants or the common stock underlying the warrants, the ability of the holders of the warrants to sell these securities, or the price at which these holders may be able to sell these securities. If such a market were to develop, the warrants could trade at prices that may be higher or lower than the prices paid by selling holders. Future trading prices of the warrants or the common stock underlying the warrants will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. The initial purchasers have advised us that they intend to make a market in the warrants, subject to the limits imposed by the Securities Act and the Exchange Act and subject to any limits imposed during the pendency of any registration statement or shelf registration statement filed under the Securities Act; however, the initial purchasers are not obligated to do so, and may discontinue this market-making at any time without notice. Therefore, we cannot assure you as to the liquidity of any trading market for the warrants or the common stock underlying the warrants or that an active market for the warrants or the common stock underlying the warrants will develop.

YOU MAY NOT RECEIVE A RETURN ON YOUR INVESTMENT THROUGH DIVIDENDS PAID ON THE COMMON STOCK.

         We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Instead, we intend to retain future earnings to fund the development and growth of our business. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends. Therefore, you will not receive a return on your investment in the common stock underlying our warrants by exercising them and receiving a payment of dividends of the common stock.

AN INVESTMENT IN THE WARRANTS IS HIGHLY SPECULATIVE AND YOU MAY NEVER REALIZE VALUE ON THE WARRANTS.

         An investment in the warrants is highly speculative, and we cannot assure you as to when or if the warrants will have any significant value. The contingent warrants are not exercisable until they are released from escrow. Unless certain events occur, the contingent warrants may never be released from escrow. All the warrants terminate and become void on May 1, 2009. We will give notice of not less than 30 nor more than 60 days prior to this expiration date to the registered holders of then outstanding warrants to the effect that the warrants will terminate and become void as of the close of business on the expiration date. If we fail to give this notice, the warrants will nonetheless terminate and become void as of the close of business on the date of expiration. Prior to exercise of the warrants, warrant holders will not be entitled to vote.

         The value of the warrants and the underlying common stock may be adversely affected by a number of factors. If, for example, our stockholders decide to sell a substantial number of their shares of common stock, the value of the warrants and the underlying common stock could decline. Similarly, if we fail to comply with the covenants in the indenture governing the notes, resulting in an event of default, the notes and substantially all of our other long-term debt could be accelerated, which could have a material adverse effect on the value of the warrants and the underlying common stock.

THE CONTINGENT WARRANTS MAY NOT BE DISTRIBUTED.

         The contingent warrants will be released from escrow and delivered to holders of initial warrants on March 31, 2003, the contingent warrant release date, only if our consolidated leverage ratio as of December 31, 2002 exceeds
4.5 to 1.0 and any of the notes remain outstanding on that date. If, as of December 31, 2002, either our consolidated leverage ratio is 4.5 to 1.0 or less or all of our notes have been repaid, redeemed or repurchased by us, the contingent warrants will be delivered to us for cancellation and, accordingly, will become void and will have no value. See "Description of the Warrants."

RISKS RELATING TO OUR BUSINESS

OUR SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS COULD IMPEDE OUR OPERATIONS AND FLEXIBILITY.

         As of December 31, 2001, we had total debt of $566.3 million ($552.3 million net of unamortized debt discount) and stockholders' equity of $12.3 million. We also had additional availability under our revolving credit facility of $51.3 million. Our interest expense for the year ended December 31, 2001 was $57.8 million. Our earnings were not sufficient to cover fixed charges by $16.7 million for the year ended December 31, 2001.

         Our high level of debt could have important consequences for you, including the following:

         - we may have difficulty borrowing money in the future for acquisitions or other purposes;

         - we will need to use a large portion of the money we earn to pay principal and interest on our Senior Credit Facility, the notes and other debt, which will reduce the amount of money we have to finance our operations and other business activities;

         - debt under the Senior Credit Facility is and will be secured and will mature prior to the notes;

         - we may have a much higher level of debt than some of our competitors, which may put us at a competitive disadvantage; and

         - our debt level makes us more vulnerable to economic downturns and adverse developments in our business.

         We expect to obtain the money to pay our expenses and to pay the principal and interest on the notes, the Senior Credit Facility and other debt from our operations. Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions, governmental regulation and the availability of fuel supplies. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our debt, including the notes, and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, including the notes, sell assets, borrow more money or raise equity. We cannot assure you that we will be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all.

DESPITE CURRENT LEVELS OF INDEBTEDNESS, WE AND OUR SUBSIDIARIES WILL BE ABLE TO INCUR SUBSTANTIALLY MORE DEBT.

         We and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and under certain circumstances, indebtedness incurred in compliance with these restrictions could be substantial. Our Senior Credit Facility provides for additional indebtedness of up to $51.3 million, and all of that indebtedness would be senior to the notes. To the extent new debt is added to our and our subsidiaries' current debt levels, the substantial risks described above would increase.

OUR ASSETS ARE PLEDGED TO SECURE PAYMENT OF THE SENIOR CREDIT FACILITY.

         In addition to being junior to all existing and future senior indebtedness, our obligations under the notes are unsecured while our obligations under the Senior Credit Facility are secured. We have granted the lenders under the Senior Credit Facility security interests in substantially all of our current and future assets and the current and future assets of our domestic subsidiaries, including a pledge of the capital stock of our subsidiaries (which pledge, in the case of the capital stock of foreign subsidiaries, will be limited to 65% of their capital stock). If we default under the Senior Credit Facility, the lenders will have a superior claim on our assets. During the period that any default is continuing, the lenders under the Senior Credit Facility may be able to prevent payments under the notes, either by way of their ability to "block" payments for a designated period of time under the express terms of the indenture or by limiting our use of cash. If we were unable to repay this indebtedness, the lenders could foreclose on the pledged stock of our subsidiaries to your exclusion, even if an event of default exists under the indenture at such time.

         As of December 31, 2001, we had $376.3 million of secured debt outstanding, $371.9 million of which was borrowings under the Senior Credit Facility, and an additional $51.3 million was available for additional borrowings under the Senior Credit Facility.

WE ARE SUBJECT TO RESTRICTIVE DEBT COVENANTS.

         The indenture contains covenants with respect to us and our subsidiaries that restrict our ability, among other things, to:

         -        incur additional indebtedness and issue preferred stock;

         - pay dividends on our capital stock, repurchase our capital stock and redeem indebtedness that is junior in right of payment to the notes;

         -        make investments;

         -        transfer or sell assets;

         -        enter into certain transactions with affiliates;

         - consolidate, merge and transfer all or substantially all of our assets;

         -        create restrictions on distributions from our subsidiaries;
                  and

         -        sell stock of our subsidiaries.

         In addition, the Senior Credit Facility contains other and more restrictive covenants and prohibits us from prepaying our other indebtedness, including the notes, while we have indebtedness under the Senior Credit Facility outstanding. The Senior Credit Facility also requires us to maintain specified financial ratios. These financial ratios become more restrictive over the life of the Senior Credit Facility. Our ability to meet those financial ratios can be affected by events beyond our control, and we cannot assure you that we will meet those ratios. A breach of any of these covenants, ratios or restrictions could result in an event of default under the Senior Credit Facility. Upon the occurrence of an event of default under the Senior Credit Facility, the lenders could elect to declare all amounts outstanding under the Senior Credit Facility, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure the indebtedness. If the lenders under the Senior Credit Facility accelerate the payment of the indebtedness, we cannot assure you that our assets would be sufficient to repay in full that indebtedness and our other indebtedness, including the notes.

WE EXPERIENCE SIGNIFICANT COMPETITION IN ALL LINES OF BUSINESS WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

         The travel center and truck stop industry is highly competitive and fragmented. We compete in a large number of markets in which our competitors offer both fuel and non-fuel products and services. Some of our competitors offer diesel fuel at discount prices in some cases reflecting discounts on street prices greater than those offered by us, which has caused severe price competition in some of our markets. From time to time, some of our competitors may adopt pricing strategies that we and our franchisees will be unwilling to match. Due principally to competitive conditions within the travel center and truck stop industry, retail diesel fuel margins have declined in recent years, both industry-wide and for us. Some of our competitors also have greater financial resources than we do and are less financially leveraged. Trucking fleets, which constitute a large part of our and our franchisees' business, satisfy a significant portion of their diesel fuel needs through self-fueling at both dedicated terminals and at fuel depots strategically located across the country. Fleets often have their truck maintenance performed at dedicated fleet garages. While these facilities do not compete directly with us as travel centers or truck stops, pricing decisions for diesel fuel and repair services cannot be made without considering their existence and capacity for expansion. We also experience additional substantial competition from major full-service networks and independent chains, which competition is based principally on diesel fuel prices, non-fuel product and service offerings and customer service.

         Our vehicle products and truck repair and maintenance service operations compete with regional full-service travel center and truck stop chains, full-service independently owned and operated truck stops, fleet maintenance terminals, independent garages, truck dealerships and auto parts service centers. Our travel centers also compete with a variety of establishments located within walking distance of our sites, including full-service restaurants, fast food restaurants, which we refer to as quick service restaurants, or QSRs, travel and convenience stores and drug, health and electronics stores.

THE LOSS OF ONE OR MORE FLEET ACCOUNTS OR ADVERSE CONDITIONS IN THE TRUCKING INDUSTRY GENERALLY COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         Our business is dependent upon the trucking industry in general and upon the long-haul trucking business in particular. In turn, the trucking industry is dependent on economic factors, such as the level of domestic economic activity and interest rates, as well as operating factors such as the availability of fuel supply, government regulation of fuel composition, prices and taxes and regulation of permitted daily driving time, over which we have no control and which could contribute to a decline in truck travel. The long-haul trucking business is also a mature industry that has grown slowly in recent years and has been susceptible to recessionary downturns. Available data indicate that diesel fuel consumption by the long-haul trucking industry has grown more slowly than trucking ton-miles as the fuel efficiency of diesel trucks has continued to increase. That trend is expected to continue as engine technology is refined and older trucks are retired and replaced with new models. Any sustained decline in operations in the long-haul trucking industry would adversely affect us.

         We derive a significant percentage of our revenues from sales of diesel fuel and non-fuel products and services to trucking fleets. Sales to fleets represented approximately 71% of our sites' total diesel fuel sales volume for the year ended December 31, 2001. The services required by any one fleet customer can be limited by a number of factors, including industry consolidation, economic slowdown and decisions to outsource fewer activities. Travel center and truck stop chains compete aggressively for fleet account business, and any significant reduction in fleet accounts or sales to those accounts could have a material adverse effect on us. We cannot assure you as to the continuation of the current level of our sales to fleets.

WE ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL REGULATION THAT MAY IMPOSE SIGNIFICANT LIABILITIES OR DAMAGES UPON US, THE RESULT OF WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

         Our operations and properties are extensively regulated through environmental laws and regulations ("Environmental Laws") that:

         - govern operations that may have adverse environmental effects, such as discharges to air, soil and water, as well as the management of petroleum products and other hazardous substances ("Hazardous Substances"); or

         - impose liability for the costs of cleaning up sites affected by, and for damages resulting from, disposal or other releases of Hazardous Substances.

         We own and use both underground and aboveground storage tanks at our facilities to store petroleum products and waste. We must comply with requirements of Environmental Laws regarding tank construction, integrity testing, leak detection and monitoring, overfill and spill control, release reporting, financial assurance and corrective action in case of a release from a storage tank into the environment. At some locations, we also are subject to Environmental Laws relating to vapor recovery and discharges to water.

         We have received notices of alleged violations of Environmental Laws, or are aware of the need to undertake corrective actions to comply with Environmental Laws or remediate releases of Hazardous Substances, at company-owned travel centers in a number of jurisdictions. We are conducting investigatory and/or remedial actions with respect to releases of Hazardous Substances that have occurred at certain of our properties. We cannot assure you that additional contamination does not exist at these or additional network properties, or that material liability will not be imposed in the future. If additional environmental problems arise or are discovered, or if additional environmental requirements are imposed by government agencies, increased environmental compliance or remediation expenditures may be required, which could have a material adverse effect on us.

SINCE WE DEPEND UPON OUR OPERATORS AND INDEPENDENT FRANCHISEES FOR A PERCENTAGE OF OUR GROSS PROFIT BUT DO NOT CONTROL THEIR SELLING AND PRICING DECISIONS, OUR RESULTS COULD BE ADVERSELY AFFECTED BY DECISIONS OUR OPERATORS AND INDEPENDENT FRANCHISEES MAKE WHEN THEY PRICE OR SELL THEIR OFFERINGS.

         For the year ended December 31, 2001, we derived 3.8% of our gross profit from rent, franchise royalties and other non-fuel purchases made by operators of the company-owned but leased sites and the franchisee-owned sites. We currently have 23 sites owned by us and leased to operators and nine sites owned and operated by independent franchisees. We are therefore substantially dependent on the stable financial condition of these operators and independent franchisees, whose financial condition is subject to economic and industry factors, as well as other factors affecting these individual operators and independent franchisees, that are beyond our control. We cannot increase the rent we charge operators of the company-owned but leased sites, beyond an annual adjustment for inflation, until renewal of the leases governing leased sites. As of December 31, 2001, the average remaining term of the operator leases, excluding any extensions, was approximately seven months. We intend to circulate a revised network lease agreement to the operator group. The key provisions of the revised lease agreement are substantially the same as in the current agreement, except that the initial term will be 10 years instead of five, there will be two five-year renewal terms, and the revised agreement requires the lessee to make certain specific capital improvements to the site by December 31, 2003.

         For the year ended December 31, 2001, we derived 0.6% of our gross profit from sales of diesel fuel and gasoline to operators and independent franchisees in our network. We currently do not sell fuel to the nine franchisee-owned sites in our network. Each of the operators and independent franchisees is an independent business person, whose selling and pricing decisions we do not control.

THE DIESEL FUEL MARKET CAN BE VOLATILE, AND HIGHER PRICES MAY NEGATIVELY IMPACT OUR PROFIT MARGINS.

         We purchase diesel fuel from various suppliers at rates that fluctuate with market prices and reset daily, and resell diesel fuel on a wholesale and retail basis at rates that we reset daily. Price increases have historically tended to lead to temporary declines in retail diesel fuel sales volumes, which has or could have a negative impact on our revenues. Numerous factors outside of our control may increase diesel fuel costs. For example, we experienced rapid increases in diesel fuel costs during the latter part of 1990, due to a combination of the effects of Iraq's invasion of Kuwait and recessionary conditions in the United States. During the first quarter of 1999, fires at three California oil refineries and OPEC-imposed reductions in oil production resulted in a rapid increase in diesel fuel costs. During periods of rapid increases in diesel fuel prices, such as those that occurred during 1999 and 2000, competitive pressures often limit our ability to increase our diesel fuel sales price at the same rate as the increase in our supply prices, resulting in a reduction in our margins.

AN INTERRUPTION OF OUR FUEL SUPPLY IS POSSIBLE AND WOULD HAVE A DISRUPTIVE EFFECT ON OUR BUSINESS.

         We keep only limited inventories of diesel fuel and gasoline and consequently are susceptible to price increases and interruptions in supply. Interruptions in supply may be caused by local conditions, such as a malfunction in a particular pipeline or terminal, that could prevent our suppliers from supplying a specific geographic location. Interruptions in supply may also be caused by national or international conditions, limitations on sales to fuel wholesalers imposed by the limited number of fuel suppliers and government agency regulation. In addition, the Environmental Protection Agency has promulgated regulations to decrease the sulfur content of diesel fuel by 2006. The enactment of these regulations could reduce the supply and/or increase the cost of diesel fuel. A material decrease in the volume of diesel fuel or gasoline sold for an extended period of time or instability in the prices of diesel fuel or gasoline would have a material adverse effect on us.

FAILURE OF OUR FUEL SUPPLIERS TO CONTINUE TO ESTABLISH CREDIT LINES IN OUR FAVOR COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

         Each of our fuel suppliers has established credit lines in our favor to fund our purchases. Generally, these supply agreements provide that the credit line may be revised by the supplier in various circumstances, including if the supplier determines that our financial condition has become impaired or otherwise unsatisfactory. We cannot assure you that our current substantial leverage and debt service obligations, or future refinancings or a future downturn in operating results will not cause our suppliers to reduce or eliminate credit lines in our favor, which could have a material adverse effect on us.

DECREASED SUPPLY OR DEMAND FOR DIESEL FUEL OR GASOLINE WOULD ALSO ADVERSELY AFFECT SALES OF OUR NON-FUEL ITEMS.

         Any significant and sustained reduction in the quantities of diesel fuel or gasoline available from our suppliers could result in reduced sales of these fuel products at our sites. Further, sustained volatility in diesel fuel or gasoline prices could result in reduced demand for our diesel fuel and gasoline. A disruption in our fuel supply and/or a reduced demand for our diesel fuel or gasoline could have a material adverse effect on the profitability of our operations due to a decrease in truck driver or general motorist traffic and a corresponding decrease in the revenues and profitability of other site operations, including our restaurant operations and travel and convenience stores. A decrease in truck driver and general motorist traffic would reduce our gross profit due to a reduction in the sale of our higher margin non-fuel product and service offerings.

WE ARE CONTROLLED BY A PRINCIPAL STOCKHOLDER, AND ITS INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

         Oak Hill owns approximately 60.5% of our outstanding common stock. They have the power to appoint a majority of our board of directors and approve any action requiring stockholder approval. We cannot assure you that their interests will not conflict with yours.

FAILURE TO ATTRACT OR RETAIN KEY PERSONNEL TO MANAGE AND DEVELOP OUR BUSINESS COULD ADVERSELY AFFECT THE OPERATION OF OUR BUSINESS.

         Our future success depends to a significant extent on the efforts and abilities of our management and a small number of operational personnel. The loss of the services of these individuals might impede the achievement of our operating and development objectives. We cannot assure you that we will be able to attract or retain qualified persons on acceptable terms. The loss of key personnel, or our inability to attract or retain additional personnel, could have a material adverse effect on our business.

WE ARE SUBJECT TO EXTENSIVE FRANCHISE REGULATION.

         Various state and federal laws govern our relationship with our franchisees. If we fail to comply with these laws, we could be subject to liability to franchisees and to fines or other penalties imposed by governmental authorities.

WE FACE THE RISK OF BEING UNABLE TO ACQUIRE AND DEVELOP NEW LOCATIONS OR SUCCESSFULLY INTEGRATE ACQUISITIONS INTO OUR BUSINESS.

         An important component of our strategy is to expand our network by developing new locations and identifying, acquiring and integrating complementary travel center or truck stop networks. However, we may be unable to identify, acquire or profitably manage additional locations or integrate successfully any acquired businesses without substantial expense, delay or other operational or financial problems. While we have identified several areas for new site development, the number of potential locations is limited and we cannot assure you that we will be able to develop new sites or negotiate and consummate acquisitions or that new locations can be operated profitably or integrated successfully into our operations. We have experienced in the past and could experience in the future difficulty in obtaining zoning variances or receiving permits from governmental authorities in connection with the development of new or existing travel centers. In some cases, the cost of proceeding with requests for rezoning or permits may deter us from acquiring an otherwise attractive location. We must compete with other travel centers and truck stops and a variety of other businesses in obtaining desirable locations near interstate highway exits.

         In addition, our network expansion through development and acquisition of new locations may have an adverse impact on our business, financial condition or results of operations. If suitable opportunities arise, we anticipate that we would finance future growth through available cash, borrowings under the Senior Credit Facility, and/or through additional debt or equity financing. We cannot assure you that debt or equity financing would be available to us on acceptable terms when, and if, suitable strategic opportunities arise or that we would be able to achieve our expansion goals.

         Any acquisition is also subject to various risks generally applicable to the acquisition of businesses, including:

         - difficulty in integrating and absorbing the business we acquire, its employees, corporate culture, managerial systems and processes and services;

         -        diversion of management's attention;

         -        failure to retain key personnel and employee turnover;

         - customer dissatisfaction or performance problems with an acquired business; and

         -        assumption of unknown liabilities.

                                 USE OF PROCEEDS

         We will not receive any cash proceeds from the resale of the warrants or the sale of the common stock underlying the warrants, other than the payment of the exercise price of the warrants.

         We received net proceeds of approximately $171.7 million from the sale of the units, which included the sale of the outstanding notes, the initial warrants and contingent warrants, (after deducting discounts, commissions and certain expenses of the offering of the outstanding notes). The net proceeds from the unit sale, together with cash, borrowings under the Senior Credit Facility and the proceeds from the sale of common equity were used to:

         - make cash payments totaling approximately $263.2 million to certain of our then current equity owners, whose shares and unexercised common stock options and warrants were redeemed or canceled in connection with the Transactions;

         - pay $16.3 million for the merger transaction expenses of certain of our then current equity owners;

         - repay all amounts outstanding under our Amended and Restated Credit Agreement dated as of November 24, 1998;

         - redeem in full all of our then existing senior secured notes and pay a prepayment penalty;

         - pay for the tender offer and consent solicitation for our 10 1/4% Senior Subordinated Notes due 2007, including related premiums and a prepayment penalty; and

         -        pay other Transaction fees and expenses.


                                 DIVIDEND POLICY

         We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain our future earnings, if any, to fund the development and growth of our business. Our future decisions concerning the payment of dividends on the common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as other factors as the board of directors, in its sole discretion, may consider relevant. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends.

                                 WARRANT HOLDERS

         Below is information with respect to the number of warrants and shares of our common stock issuable upon exercise of the warrants owned by each of the warrant holders. The warrants are being registered to permit secondary trading of the warrants and the shares of our common stock issuable upon the exercise of the warrants. Warrant holders may offer the warrants and the common stock issuable upon exercise of the warrants for resale from time to time. See "Plan of Distribution."

         We have filed with the SEC a post-effective amendment on a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the warrants and the issuance and resale of the shares of common stock issuable upon the exercise of the warrants from time to time, under Rule 415 under the Securities Act, in the over-the-counter market, in privately negotiated transactions, in underwritten offerings or by a combination of these methods for sale, and have agreed to use our best efforts to cause the warrant shelf registration statement to remain effective until the earliest of:

         - the time as all warrants have been sold under this registration statement;

         -        two years after its effective date; and

         - until all warrants can be sold without restriction under the Securities Act.

         We have also agreed to use our best efforts to cause the common stock shelf registration statement to remain effective until the earlier of:

         -        the time as all warrants have been exercised or canceled and

         -        May 1, 2009, the expiration date for exercising the warrants.

         The following table sets forth certain information regarding the ownership of our warrants and shares of our common stock issuable upon the exercise of the warrants as of March 19, 2002. The warrants and shares of our common stock issuable upon the exercise of the warrants offered by this prospectus may be offered from time to time by the persons or entities named below:

                                                                    NUMBER OF WARRANTS
                                                                    OWNED PRIOR TO THE
                                                                         OFFERING
                                                         -----------------------------------------
                                          PERCENTAGE               NUMBER OF             NUMBER OF
                                              OF                    SHARES                SHARES
                                          OUTSTANDING              ISSUABLE              ISSUABLE     PERCENTAGE OF
                                            COMMON                   UPON                  UPON        OUTSTANDING
                                          STOCK OWNED    NUMBER  OFEXERCISE OF NUMBER OFEXERCISE OF   COMMON STOCK
                                           PRIOR TO       INITIAL   INITIAL   CONTINGENTCONTINGENT     OWNED AFTER
NAME AND ADDRESS OF HOLDER                 OFFERING      WARRANTS  WARRANTS    WARRANTS  WARRANTS       OFFERING
--------------------------                 --------      --------  --------    --------  --------       --------

The Bank of New York...................        --        112,602     41,065     38,615    14,083           --
   925 Patterson Plank Rd
   Secaucus, NJ 07094
Bankers Trust Company..................        --         14,910      5,438      5,130     1,871           --
   646 Grassmere Park Road
   Nashville, TN 37211
Boston Safe Deposit and Trust
   Company.............................        --         70,845     25,836     28,711    10,471           --
   525 William Penn Place
   Pittsburgh, PA 15259

                                                                    NUMBER OF WARRANTS
                                                                    OWNED PRIOR TO THE
                                                                         OFFERING
                                                         -----------------------------------------
                                          PERCENTAGE               NUMBER OF             NUMBER OF
                                              OF                    SHARES                SHARES
                                          OUTSTANDING              ISSUABLE              ISSUABLE     PERCENTAGE OF
                                            COMMON                   UPON                  UPON        OUTSTANDING
                                          STOCK OWNED    NUMBER OF EXERCISE OF NUMBER OF EXERCISE OF  COMMON STOCK
                                           PRIOR TO       INITIAL   INITIAL   CONTINGENT CONTINGENT    OWNED AFTER
NAME AND ADDRESS OF HOLDER                 OFFERING      WARRANTS  WARRANTS    WARRANTS  WARRANTS       OFFERING
--------------------------                 --------      --------  --------    --------  --------       --------

Brown Brothers Harriman & Co...........        --          5,415      1,975      1,865       680           --
   63 Wall Street, 8th Floor
   New York, NY 10005
Citibank, N.A..........................        --         58,845     21,460     24,900     9,081           --
   3800 Citibank Center
   Tampa, FL 33610-9122
Comerica Bank..........................        --          3,150      1,149      1,050       383           --
   411 West Lafayette
   Mail Code 3404
   Detroit, MI 48226
Credit Suisse First Boston
   Issuer Services.....................        --         31,158     11,363        100        36           --
   c/o ADP Proxy Services
   51 Mercedes Way
   Edgewood, NY 11717
Fiduciary Trust Company
   International.......................        --             --         --        350       128           --
   600 5th Avenue
   New York, NY 10020
FUNB -- Phila. Main....................        --          7,500      2,735      2,500       912           --
   123 South Broad Street
   Philadelphia, PA 19109
Investors Bank & Trust --
   Institutional Custody...............        --          5,075      1,851      1,692       617           --
   200 Claredon Street - 9th Floor
   Boston, MA 02116
Investors Bank & Trust Company.........        --          6,765      2,467      2,255       822           --
   200 Claredon Street - 9th Floor
   Boston, MA 02116
JP Morgan Chase........................        --         32,073     11,697      9,955     3,630           --
   c/o JP Morgan Investor Services
   Dallas, TX  75254
JP Morgan Chase Bank/CCSG..............        --         28,500     10,394      9,500     3,465           --
   P.O. Box 2558
   Houston, TX 77252-8009
Mercantile-Safe Deposit & Trust
   Company.............................        --            885        323        585       213           --
   766 Old Hammonds Ferry Road
   Proxy Unit #230-20
   Linthicum, MD 21090

                                                                    NUMBER OF WARRANTS
                                                               OWNED PRIOR TO THE OFFERING
                                                       --------------------------------------------
                                          PERCENTAGE               NUMBER OF             NUMBER OF
                                              OF                    SHARES                SHARES
                                          OUTSTANDING              ISSUABLE              ISSUABLE     PERCENTAGE OF
                                            COMMON                   UPON                  UPON        OUTSTANDING
                                          STOCK OWNED    NUMBER OF EXERCISE OF NUMBER OF EXERCISE OF  COMMON STOCK
                                           PRIOR TO       INITIAL   INITIAL   CONTINGENT CONTINGENT    OWNED AFTER
NAME AND ADDRESS OF HOLDER                 OFFERING      WARRANTS  WARRANTS    WARRANTS  WARRANTS       OFFERING
--------------------------                 --------      --------  --------    --------  --------       --------

Merrill Lynch, Pierce, Fenner &
   Smith Safekeeping...................        --          3,000      1,094      1,000       365           --
   4 Corporate Place
   Piscataway, NJ 08855
The Northern Trust Company.............        --         31,962     11,656      9,009     3,285           --
   Proxy Unit #230-20
   801 S. Canal C-In
   Chicago, IL 60607
PNC Bank, National Association.........        --          3,075      1,121      1,025       374           --
   1600 Market Street, 29th
   Floor Philadelphia, PA 19103
Salomon Smith Barney Inc...............        --            375        137        125        46           --
   333 W. 34th Street
   New York, NY 10001
SSB -- Trust Custody...................        --          6,000      2,188      2,000       729           --
   225 Franklin Street
   Boston, MA 02110
State Street Bank and Trust
   Company.............................        --        132,865     48,455     44,633    16,277           --
   1776 Heritage Dr.
   Global Corporate Action
   Unit Jab 5NW
   No. Quincy, MA 02171
UFJ Trust Company of New York..........        --          9,000      3,282      3,000     1,094           --
   666 Fifth Avenue, 33rd Floor
   New York, NY 10103
Wells Fargo Bank Minnesota,............        --          6,000      2,188      2,000       729           --
   N.A.
   733 Marquette Avenue
   Minneapolis, MN 55479

                           DESCRIPTION OF THE WARRANTS

         We issued the warrants under a warrant agreement between TravelCenters of America, Inc. and State Street Bank and Trust Company, as warrant agent, in connection with a private placement of 190,000 units. Each unit consists of $1,000 principal amount of notes, three initial warrants and one contingent warrant. Each warrant, whether initial or contingent, entitles its holder to purchase 0.36469 shares of our common stock at an exercise price of $0.001 per share, subject to anti-dilution adjustments under some circumstances. We have no warrants outstanding other than the 570,000 initial warrants and the 190,000 contingent warrants.

GENERAL

         INITIAL WARRANTS

         The initial warrants, when exercised, will entitle the holders to purchase 207,874 shares of our common stock at an exercise price of $0.001 per share.

         CONTINGENT WARRANTS

         The contingent warrants, if released from escrow and exercised, will entitle the holders to purchase 69,291 shares of our common stock at an exercise price of $0.001 per share. The contingent warrants will be held in escrow under an escrow agreement between TravelCenters of America, Inc. and State Street Bank and Trust Company, as warrant escrow agent, and, subject to some conditions, will be released from escrow and distributed to holders of the initial warrants on March 31, 2003, the contingent warrant release date. The contingent warrants will be released from escrow to holders only if, as of December 31, 2002,

         - the consolidated leverage ratio, as defined in the indenture governing the notes, exceeds 4.5 to 1.0 and our chief financial officer delivers a certificate to that effect to the escrow agent prior to the contingent warrant release date, and

         -         any of the notes remain outstanding.

         If the contingent warrants are required to be released to the holders of the initial warrants on the contingent warrant release date, the contingent warrants will be distributed pro rata to all the registered holders of initial warrants determined as of the contingent warrant release date. To the extent an initial warrant is exercised prior to the contingent warrant release date, the last registered holder of the initial warrant will be treated as the registered holder of the initial warrant as of the contingent warrant release date for purposes of participating in the distribution of contingent warrants.

         If, as of December 31, 2002, either our consolidated leverage ratio is
4.5 to 1.0 or less or all of our notes have been repaid, redeemed or repurchased, the contingent warrants will be released to us for cancellation.

         CERTIFICATES FOR WARRANTS

         Certificates for warrants may be in global form or certificated form. No service charge will be made for registration of transfer or exchange upon surrender of any warrant certificate at the office of the warrant agent maintained for that purpose. We may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of warrant certificates.

         BANKRUPTCY, REORGANIZATION, ETC.

         If a bankruptcy, reorganization or similar proceeding is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by us with approval of the bankruptcy court. As a result, holders of the warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any bankruptcy, reorganization or similar proceeding.

CERTAIN TERMS

         EXERCISE OF WARRANTS

         The initial warrants may be exercised at any time, and the contingent warrants may be exercised at any time after the contingent warrant release date. However, holders of warrants will be able to exercise their warrants only if the shelf registration statement is effective or the exercise of the warrants is exempt from the registration requirements of the Securities Act and only if the shares of common stock are qualified for sale or exempt from qualification under the applicable securities laws of the states or other jurisdictions in which the holders reside. Unless earlier exercised, the warrants will expire on May 1, 2009. We will give notice of expiration not less than 30 nor more than 60 days prior to the expiration date to the registered holders of the then outstanding warrants. If we fail to give the notice, the warrants will nevertheless expire and become void on the expiration date.

         In order to exercise all or any of the warrants, the holder of the warrant is required to surrender to the warrant agent the related warrant certificate and pay in full the exercise price for each share of common stock. The exercise price may be paid

         - in cash or by certified or official bank check or by wire transfer to an account designated by us for that purpose or

         - without the payment of cash, by reducing the number of shares of common stock that would be obtainable upon the exercise of a warrant and payment of the exercise price in cash so as to yield a number of shares of common stock upon the exercise of the warrant equal to the product of:

         - the number of shares of common stock for which the warrant is exercisable as of the date of exercise, if the exercise price were being paid in cash, and

         -        the cashless exercise ratio, or the cashless exercise.

         The "cashless exercise ratio" will equal a fraction, the numerator of which is the excess of the current market value per share of common stock on the exercise date over the exercise price per share as of the exercise date and the denominator of which is the current market value per share of the common stock on the exercise date. Upon surrender of a warrant certificate representing more than one warrant in connection with the holder's option to elect a cashless exercise, the number of shares of common stock deliverable upon a cashless exercise will be equal to the number of shares of common stock issuable upon the exercise of warrants that the holder specifies are to be exercised pursuant to a cashless exercise multiplied by the cashless exercise ratio. All provisions of the warrant agreement will be applicable with respect to a surrender of a warrant certificate under a cashless exercise for less than the full number of warrants represented by the warrant certificate.

         At our option, fractional shares of common stock may not be issued upon exercise of the warrants. If any fraction of a share of common stock would, except for the foregoing provision, be issuable upon the exercise of any warrants, we will pay an amount in cash equal to the current market value per share of common stock, as determined on the day immediately preceding the date the warrant is presented for exercise, multiplied by the fraction, computed to the nearest whole cent.

         The exercise price and the number of shares of common stock issuable upon exercise of a warrant are both subject to adjustment in certain cases.

         NO RIGHTS AS STOCKHOLDERS

         The holders of unexercised warrants are not entitled, as such, to receive dividends, to vote, to consent, to exercise any preemptive rights or to receive notice as our stockholders in respect of any stockholders meeting for the election of our directors or any other purpose, or to exercise any other rights whatsoever as our stockholders.

         MERGERS, CONSOLIDATIONS, ETC.

         If we consolidate with, merge with or into, or sell all or substantially all of our assets to, another person, each warrant will entitle the holder of the warrant to receive upon exercise of the warrant, per share of common stock for which the warrant is exercisable, the number of shares of common stock or other securities or property which the holder of a share of our common stock is entitled to receive upon completion of the consolidation, merger or sale of assets. However, if

         - we consolidate with, merge with or into, or sell all or substantially all of our assets to, another person and, in connection with the consolidation, merger or sale, the consideration payable to the holders of our common stock in exchange for their shares is payable solely in cash or

         - there is a dissolution, liquidation or winding-up of our business,

then the holders of the warrants will be entitled to receive distributions on an equal basis with the holders of common stock or other securities issuable upon exercise of the warrants, as if the warrants had been exercised immediately prior to such event, less the exercise price. Upon receipt of the payment, if any, the warrants will expire and the rights of the holders of the warrants will cease. In the case of any merger, consolidation or sale of assets, the surviving or acquiring person, or in the event of any dissolution, liquidation or winding-up of our business we, must deposit promptly with the warrant agent the funds, if any, required to pay the holders of the warrants. After the funds and the surrendered warrant certificates are received, the warrant agent is required to deliver a check in the amount as is appropriate, or, in the case of consideration other than cash, such other consideration as is appropriate, to the persons as it may be directed in writing by the holders surrendering the warrants.

         The foregoing provisions will apply to the contingent warrants notwithstanding that the contingent warrants at the time may still be held in escrow. In that event, any distribution that would otherwise be made to the holders of the contingent warrants will be held for distribution if and when the contingent warrants are released from escrow for distribution to holders of initial warrants.

ADJUSTMENTS

         The number of shares of common stock issuable upon exercise of the warrants and the exercise price will be subject to adjustment in some events including:

         - the payment by us of certain dividends or other distributions on our common stock including dividends or distributions payable in shares of our common stock or other shares of our capital stock,

         - subdivisions, combinations and certain reclassifications of our common stock,

         - the issuance to all holders of common stock of rights, options or warrants to subscribe for shares of common stock, or of securities convertible into or exchangeable or exercisable for shares of common stock, for a consideration per share which is less than the current market value per share of the common stock,

         - the issuance of shares of common stock for a consideration per share which is less than the current market value per share of our common stock other than upon the conversion, exchange or exercise of convertible, exchangeable or exercisable securities of ours outstanding on the issue date (to the extent in accordance with the terms of those securities as in effect on that date), and

         - the distribution to all holders of the common stock of any of our assets, debt securities or any rights or warrants to purchase securities (excluding those rights and warrants referred to in the second preceding bullet point and cash dividends and other cash distributions from current or retained earnings other than any extraordinary cash dividend).

         No adjustment to the number of shares of common stock issuable upon the exercise of the warrants and the exercise price will be required in certain events including:

         - the issuance of shares of common stock in bona fide public offerings that are underwritten or in which a placement agent is retained by us,

         - the issuance of options or shares of common stock to our officers, directors or employees and

         - the issuance of shares of common stock in connection with acquisitions of products and businesses other than to our affiliates.

         If there is a distribution to holders of common stock which results in an adjustment to the number of shares of common stock or other consideration for which a warrant may be exercised, the holders of the warrants may, in certain circumstances, be deemed to have received a distribution subject to United States Federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations."

         No adjustment in the exercise price will be required unless the adjustment would require an increase or decrease of at least one percent in the exercise price. However, any adjustment which is not made as a result of this paragraph will be carried forward and taken into account in any subsequent adjustment.

RESERVATION OF SHARES

         We have authorized and reserved for issuance 277,165 shares of our common stock issuable upon exercise of the warrants.

AMENDMENT

         From time to time we and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for certain purposes, including curing defects or inconsistencies or making any change that does not adversely affect the rights of any holder. Any amendment or supplement to the warrant agreement that has an adverse effect on the interests of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants. The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of shares of common stock issuable upon exercise of the warrants would be decreased, other than pursuant to adjustments provided for in the warrant agreement.

REGISTRATION RIGHTS

         REGISTRATION OF WARRANTS

         We are required under the warrant agreement to file a shelf registration statement under the Securities Act covering the resale of the warrants by their holders (the "warrant shelf registration statement") by December 29, 2000, and to use our best efforts to cause the warrant shelf registration statement to be declared effective under the Securities Act by May 13, 2001 and to remain effective until the earliest of

         -        the time when all of the warrants have been sold,

         -        two years after its effective date, and

         - such time as the warrants can be sold without restriction under the Securities Act.

We filed the warrant shelf registration statement on December 21, 2000, and it was declared effective in January 2001.

         Each holder of warrants that sells the warrants under this warrant shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by certain provisions of the warrant agreement which are applicable to the holder, including certain indemnification obligations. In addition, each holder of warrants will be required to deliver information to be used in connection with the warrant shelf registration statement to have its warrants included in the warrant shelf registration statement. This prospectus is part of a registration statement that registers the warrants and the common stock issuable upon exercise of the warrants as required by the warrant agreement.

         REGISTRATION OF UNDERLYING COMMON STOCK

         We are required under the warrant agreement to file this shelf registration statement under the Securities Act covering the issuance of shares of common stock to the holders of the warrants upon exercise of the warrants by the holders thereof (the "common shelf registration statement") and to use our best efforts to cause this common shelf registration statement to be declared effective on or before 365 days after the date the warrants are issued and to remain effective until the earlier of the time when all warrants have been exercised and the expiration date.

         During any consecutive 365-day period, we will be entitled to suspend the availability of each of the warrant shelf registration statement and the common shelf registration statement for up to 60 days, except for the 60-day period immediately prior to the expiration date, if we determine in the exercise of our reasonable judgment, upon advice of counsel, that the continued effectiveness and usability of the warrant shelf registration statement and the common shelf registration statement would

         - require the disclosure of material information, which we or any of our subsidiaries has a bona fide business reason for preserving as confidential or

         - interfere with any financing, acquisition, corporate reorganization or other material transaction involving us or any of our subsidiaries.

         However, the number of days of any actual suspension period will be added on to, and therefore extend, the two-year period relating to the warrant shelf registration statement specified above. We cannot assure you that we will be able to file, cause to be declared effective, or keep a registration statement continuously effective until all of the warrants have been exercised or have expired.

CERTAIN DEFINITIONS

         The warrant agreement contains, among others, the following definitions:

         "consolidated leverage ratio" as of any date of determination means the ratio of (x) the aggregate amount of our indebtedness and restricted subsidiaries of ours as of that date of determination to (y) EBITDA for the most recent four consecutive fiscal quarters ending at least 45 days prior to such date of determination, which we refer to as the reference period; provided, however, that:

         - if the transaction giving rise to the need to calculate the consolidated leverage ratio is an incurrence of indebtedness, the amount of that indebtedness will be calculated after giving effect on a pro forma basis to that indebtedness;

         - if we or any restricted subsidiary of ours has repaid, repurchased, defeased or otherwise discharged any indebtedness that was outstanding as of the end of the fiscal quarter or if any indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the consolidated leverage ratio (other than, in each case, indebtedness incurred under any revolving credit agreement), the aggregate amount of indebtedness will be calculated on a pro forma basis and EBITDA will be calculated as if we or the restricted subsidiary of ours had not earned the interest income, if any, actually earned during the reference period in respect of cash or temporary cash investments used to repay, repurchase, defease or otherwise discharge that indebtedness;

         - if since the beginning of the reference period we or any restricted subsidiary of ours will have made any asset disposition, EBITDA for the reference period will be reduced by an amount equal to EBITDA, if positive, directly attributable to the assets which were the subject of the asset disposition for the reference period or increased by an amount equal to EBITDA, if negative, directly attributable for the reference period;

         - if since the beginning of the reference period we or any restricted subsidiary of ours, by merger or otherwise, will have made an investment in any restricted subsidiary of ours, or any person which becomes a restricted subsidiary of ours, or an acquisition, including any acquisition occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business (it being understood that a TravelCenter constitutes an operating unit), EBITDA for the reference period will be calculated after giving pro forma effect thereto (including the incurrence of any indebtedness) as if the investment or acquisition occurred on the first day of the reference period; and

         - if since the beginning of the reference period any person (that subsequently became a restricted subsidiary of ours or was merged with or into us or any restricted subsidiary of ours since the beginning of such reference period) will have made any asset disposition, any investment or acquisition of assets that would have required an adjustment pursuant to the two preceding bullet points above if made by us or a restricted subsidiary of ours during the reference period, EBITDA for the reference period will be calculated after giving pro forma effect thereto as if the asset disposition, investment or acquisition occurred on the first day of the reference period.

         "contingent warrant release date" means March 31, 2003.

         "current market value" per share of our common stock or any other security at any date means

         -        if the security is not registered under the Exchange Act

                   - the value of the security, determined in good faith by our board of directors and certified in a board resolution, based on the most recently completed arm's-length transaction between us and a person other than an affiliate of ours, the closing of which shall have occurred on such date or within the six-month period preceding such date, or

                   - if no such transaction shall have occurred on such date or within such six-month period, the value of the security as determined by an independent financial expert or

         - if the security is registered under the Exchange Act, the average of the daily closing bid prices (or the equivalent in an over-the-counter market) for each business day during the period commencing 15 business days before such date and ending on the date one day prior to such date, or if the security has been registered under the Exchange Act for less than 15 consecutive business days before such date, then the average of the daily closing bid prices (or such equivalent) for all of the business days before such date for which daily closing bid prices are available. However, if the closing bid price is not determinable for at least ten business days in such period, the "current market value" of the security will be determined as if the security were not registered under the Exchange Act.

         "EBITDA" for any period means the sum of consolidated net income, plus the following to the extent deducted in calculating the consolidated net income:

         - all income tax expense of us and our consolidated restricted subsidiaries;

         -        consolidated interest expense;

         - depreciation and amortization expense of us and our consolidated restricted subsidiaries, (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

         - any non-recurring fees, expenses or charges related to any equity offering, permitted investment, acquisition or incurrence of indebtedness permitted to be incurred under the indenture (in each case, whether or not successful), including any fees, expenses or charges related to the Transactions, in each case not exceeding $5 million in the aggregate for all non-recurring fees, expenses and charges attributable to the same transaction or event, or group of related transactions or events;

         - any extraordinary, one time or non-recurring charges related to one-time severance and relocation costs incurred in connection with transactions or acquisitions consummated after the date the units were issued, in each case not exceeding $2 million in the aggregate for all charges attributable to the same transaction or acquisition, or group of related transactions or acquisitions;

         - transition expenses not exceeding 3% of the value of the related acquisition or disposition and not exceeding $15 million in the aggregate; and

         - all other non-cash charges of ours and our consolidated restricted subsidiaries, excluding any non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period;

in each case for the period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a restricted subsidiary of ours will be added to consolidated net income to compute EBITDA only to the extent and in the same proportion that the net income of the restricted subsidiary of ours was included in calculating consolidated net income and only if a corresponding amount would be permitted at the date of determination to be dividended to us by the restricted subsidiary of ours without prior approval that has not been obtained, under the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to our restricted subsidiary or its stockholders.

         "extraordinary cash dividend" means that portion, if any, of the aggregate amount of all dividends paid by us on our common stock in any fiscal year that exceeds $10 million.

         "issue date" means the date on which the initial warrants were issued.

         "separation date" means the date of the commencement of an exchange offer or the effectiveness of a shelf registration statement for the notes or such earlier date after December 14, 2000 as the initial purchasers may determine in their sole discretion.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 20 million shares of common stock, par value $.00001 per share, and five million shares of blank check preferred stock, par value $.00001 per share. As of March 25, 2002, we had 6,932,196 shares of common stock issued and outstanding. We do not have any preferred stock issued or outstanding.

COMMON STOCK

         The following is a summary of the terms of our common stock. This summary is not a complete description of our common stock and is qualified by reference to the terms of our common stock set forth in our amended and restated certificate of incorporation. As of the date of this prospectus, our common stock is held of record by 35 stockholders.

         Voting. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders.

         Dividends. The holders of the common stock are entitled to receive dividends, if, as and when declared by our board of directors out of funds legally available.

         Liquidation Rights and Other Rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share pro rata in the distribution of all of our assets remaining after satisfaction of all of our liabilities and the payment of the liquidation preference of any of our outstanding preferred stock. The holders of our common stock do not have any conversion, redemption or preemptive rights.

PREFERRED STOCK

         The board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and dividend rates, conversion rights, voting rights, terms of redemption, and liquidation preferences and the number of shares constituting each class or series.

WARRANTS

         We have issued 570,000 initial warrants and 190,000 contingent warrants through the sale of 190,000 units. Each warrant entitles the holder to purchase
0.36469 shares of our common stock. See "Description of the Warrants."

REGISTRATION RIGHTS

         Under a stockholders' agreement, certain of our stockholders have the right, under certain circumstances, to require us to register under the Securities Act shares of our common stock held by them and allow them to include shares of common stock held by them in a registration under the Securities Act commenced by us.

DELAWARE LAW, CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS THAT MAY HAVE AN ANTITAKEOVER EFFECT

         The following discussion concerns certain provisions of Delaware law and our certificate of incorporation and by-laws that may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest, including offers or attempts that might result in a premium being paid over the market price for its shares.

         Delaware Law. We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

         - prior to the business combination the corporation's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

         - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced, excluding for the purpose of determining the number of shares outstanding those shares owned by the corporation's officers and directors and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

         - at or subsequent to the time the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of its stockholders, and not by written consent, the business combination is approved by the affirmative vote of at least 66 2/3% of its outstanding voting stock which is not owned by the interested stockholder.

         A "business combination" includes any merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years did own) 15% or more of the corporation's voting stock.

         Certification of Incorporation and By-Laws. Our certificate of incorporation authorizes the board of directors to issue preferred stock with voting or other rights that could impede the success of any attempt to effect a change of control. Our by-laws provide that special meetings of stockholders may be called only by the board of directors, the Chairman of the Board, the Chief Executive Officer or the Secretary. Written notice of a special meeting stating the place, date and hour of the meeting and the purposes for which the meeting is called must be given between 10 and 60 days before the date of the meeting, and only business specified in the notice may come before the meeting. In addition, our by-laws provide that directors be elected by a plurality of votes cast at an annual meeting and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion describes the material United States federal income tax considerations, as of the date of this prospectus, for holders of our warrants. This discussion deals only with warrants and shares held as capital assets.

         For purposes of this discussion, a U.S. holder is:

         -        a citizen or resident of the United States;

         - a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any state;

         - an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

         - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

         - a trust, if it has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

         A non-U.S. holder of our warrants is a holder that is not a U.S. holder.

         This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed United States Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis.

         This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to hold warrants. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. holder based on that holder's individual circumstances, and does not address the United States federal income tax consequences to holders that are subject to special treatment, including:

         -        dealers in securities or currencies;

         -        financial institutions;

         -        tax exempt organizations;

         -        persons liable for the alternative minimum tax;

         -        insurance companies;

         - traders in securities that elect to use a mark-to-market method of accounting with respect to their securities holdings;

         - persons who hold warrants or shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle; and

         -        U.S. holders whose functional currency is not the United
                  States dollar.

         If a partnership holds our warrants or the shares underlying the warrants, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our warrants or the shares underlying the warrants, you should consult your tax advisors.

         This discussion does not address any aspect of state, local or non-United States tax laws.

         PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF WARRANTS, INCLUDING ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION.

TAXATION OF THE WARRANTS

         ACQUISITION OF SHARES

         Except as described below with respect to the cashless exercise of warrants, the exercise of the warrants to purchase shares generally will not constitute a taxable event. Accordingly, a U.S. holder will not recognize gain or loss upon the exercise of the warrants, except with respect to any cash paid in lieu of a fractional share. Rather, a U.S. holder will recognize taxable gain or loss if and when the U.S. holder disposes of the shares in a taxable transaction. A U.S. holder's aggregate tax basis in the shares will be equal to the amount paid upon the exercise of the warrants plus the portion of the holder's purchase price allocable to the warrant component, less any portion of the tax basis allocable to the cash received in lieu of a fractional share. Cash received in lieu of a fractional share should be treated as a payment in exchange for the fractional share interest. The holding period of the shares received upon exercise of a warrant will begin the day of exercise of the warrants.

         Although the matter is not free from doubt, we intend to take the position that the cashless exercise of a warrant (i.e., the use of a warrant as the exercise price for another warrant) should not be a taxable event for a U.S. holder. If this is the case, a U.S. holder generally will not recognize gain or loss upon the exercise of a warrant except to the extent of any cash received in lieu of a fractional share as described above. The Internal Revenue Service may argue, however, that, in a cashless exercise of a warrant, a U.S. holder would recognize taxable gain or loss in an amount equal to the difference between the exercise price deemed paid and the tax basis in the warrants surrendered as payment of the exercise price. In any event, a U.S. holder will have a tax basis in the shares received upon exercise of a warrant equal to the U.S. holder's tax basis in the warrant exercised, plus the U.S. holder's tax basis in any warrants used to pay the exercise price, further increased by any gain or decreased by any loss recognized in the transaction and adjusted for cash, if any, received in lieu of a fractional share.

         For shares received through the use of cashless exercise, the holding period of the shares received upon exercise of a warrant will depend upon the tax characterization of the transaction. If a cashless exercise of a warrant is treated as a taxable transaction, the holding period of the shares will begin on the day of exercise of the warrant. If a cashless exercise of warrants is treated as a tax-free exchange, a U.S. holder may have a holding period in the shares received in the exchange which includes the holding period of the warrants surrendered for the shares. U.S. holders are urged to consult their own tax advisors as to the effects to them of a cashless exercise of warrants.

         If a U.S. holder sells the warrants, a U.S. holder will recognize capital gain or loss equal to the difference between the proceeds received and the tax basis in the warrants. If the warrants lapse unexercised, a U.S. holder will recognize capital gain or loss when they expire equal to a U.S. holder's tax basis in the warrants. The gain or loss will be long-term capital gain or loss if a U.S. holder has held the warrants for more than one year. In either case, a U.S. holder's tax basis in the warrants will be equal to the portion of the holder's purchase price allocable to the warrant component (as described above) and a U.S. holder's holding period for the warrants will commence on the date that a U.S. holder purchases the units. Long-term capital gain of individuals is subject to tax at a maximum rate of 20%. The deductibility of capital losses is subject to limitations.

         ADJUSTMENT TO EXERCISE PRICE

         Under Section 305 of the Code, a U.S. holder in certain circumstances may be deemed to have received a constructive distribution from us, which may result in the inclusion of ordinary dividend income. Such a constructive distribution could occur if we make certain adjustments, or fail to make certain adjustments, to the number of shares to be issued upon the exercise of a warrant or to the exercise price.

         CONSTRUCTIVE EXERCISE

         Because the exercise price of the warrants constitutes a nominal amount, the Internal Revenue Service may consider a warrant to be constructively exercised for United States federal income tax purposes on the day on which the warrant first becomes exercisable or possibly on the day of issuance. In that event,

         - except as described above, a U.S. holder will recognize no gain or loss upon either the deemed exercise or actual exercise of the warrant;

         - the adjusted tax basis of the warrant shares deemed received will be equal to the adjusted tax basis of the warrant until the warrant is actually exercised at which time the adjusted tax basis of warrant shares would be increased by the exercise price paid and any gain recognized in the transaction and decreased by any loss recognized in the transaction and any basis attributable to a fractional share for which cash was received; and

         - the holding period of the shares deemed received will begin on the day of constructive exercise.

         DIVIDENDS ON SHARES

         A U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on shares on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. holder's basis in the shares and will be treated as capital gain to the extent they exceed a U.S. holder's tax basis in the shares.

         RELEASE OF CONTINGENT WARRANTS

         In certain circumstances described under "Description of the Warrants", contingent warrants will be released to holders of initial warrants or shares of common stock issued upon exercise of the initial warrants, as the case may be, on March 31, 2003. Although the matter is not free from doubt, we will take the position upon a release of contingent warrants that the release does not result in taxable income to U.S. holders. There can be no assurance that the Internal Revenue Service will not take a different position which could adversely affect you. Assuming the distribution of the contingent warrants is not taxable, a U.S. holder's tax basis of the initial warrants (or shares of common stock) held on the date of distribution of the contingent warrants will be allocated between such initial warrants (or shares of common stock) and the contingent warrants, and the holding period of the contingent warrants will include the holding period during which the U.S. holder held the initial warrants (or shares of common stock) upon which the contingent warrants were distributed. Please consult your tax advisor concerning the release of the contingent warrants.

SALE, EXCHANGE OR RETIREMENT OF WARRANTS OR SHARES

         Unless a non-recognition provision applies, a U.S. holder generally will recognize gain or loss upon a sale, exchange or retirement of a warrant or the shares of common stock underlying the warrants, measured by the difference, if any, between:

         -        the amount realized; and

         - the U.S. holder's adjusted tax basis in the warrant or shares, as the case may be.

         A U.S. holder's initial tax basis in a warrant generally will be the portion of the holder's purchase price allocated to the warrant.

         Any gain or loss on the sale, exchange or other disposition of a warrant or share will generally be long-term capital gain or loss if the warrant or share has a holding period of more than one year at the time of the sale, exchange or other disposition. Long-term capital gains recognized by individual U.S. holders are subject to tax at a maximum rate of 20%. The deductibility of capital losses is subject to limitations.

TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

         The following discussion is a summary of certain United States federal income and estate tax considerations, as of the date of this prospectus, of a non-U.S. holder of warrants and shares. Special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations", "passive foreign investment companies", "foreign personal holding companies," corporations that accumulate earnings to avoid United States federal income tax and, in certain circumstances, individuals that are U.S. expatriates. Such non-U.S. holders may be subject to special treatment under the Code and should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

         TAXATION OF DIVIDENDS

         Distributions made with respect to the common stock received upon the exercise of a warrant (and any constructive distribution a non-U.S. holder may be deemed to receive under "-- Taxation of the Warrants -- Adjustment to Exercise Price") will constitute dividends to the extent paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Dividends, if any, paid to a non-U.S. holder with respect to such shares (or constructive distributions made with respect to such warrants) will be subject to United States withholding tax at a rate of 30%, unless that rate is reduced pursuant to an applicable treaty.

         However, dividends (or constructive distributions) that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any effectively connected dividends (or constructive distributions) received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

         A non-U.S. holder of shares who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) will be required to satisfy the certification requirements of applicable United States Treasury regulations.

         A non-U.S. holder of shares eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

         SALE, EXCHANGE OR REDEMPTION OF WARRANTS OR SHARES

         Any gain realized upon the sale, exchange, retirement or other disposition of a warrant or share generally will not be subject to United States federal income tax unless:

         - the gain or income is effectively connected with a trade or business in the United States of the non-U.S. holder, or

         - in the case of a non-U.S. holder who is an individual, the individual is present in the United States for 183 days or more in the taxable year of the sale, exchange, retirement or other disposition and certain other conditions are met, or

         - we are or have been a "U.S. real property holding corporation" for United States federal income tax purposes.

         An individual non-U.S. holder described in the first bullet point above will be subject to United States federal income tax on the net gain derived from the sale. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States. A non-U.S. holder that is a foreign corporation and is described in the first bullet point above, will be subject to tax on gain under regular graduated United States federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

         Although we can not assure you, we believe that we are not and do not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes. If our shares of common stock are regularly traded on an established securities market, (1) a non-U.S. holder will not be subject to U.S. federal income tax on the disposition of the shares if the non-U.S. holder holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder's holding period) less than five percent of the shares of common stock, and (2) a non-U.S. holder will not be subject to U.S. federal income tax on the disposition of the warrants if on the day the holder acquired the warrants, the warrants had a fair market value less than the fair market value of five percent of the shares of common stock. However, it is unclear whether the shares of common stock will be regularly traded on an established securities market. As a result, a non-U.S. holder may be subject to U.S. federal income tax on the disposition of shares or warrants.

         UNITED STATES FEDERAL ESTATE TAX

         A share owned by an individual who at the time of death is a non-U.S. holder will be included in that individual's gross estate for United States federal estate tax purposes, and a warrant owned by such a non-U.S. holder may be included in the individual's gross estate for United States federal estate tax purposes, unless, in either case, an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACK-UP WITHHOLDING

         Under the Code, a beneficial owner of warrants or shares that does not otherwise establish an exemption may be subject to information reporting and a back-up withholding tax on dividends and the proceeds from the disposition of the warrants or shares if the beneficial owner:

         - fails to furnish his social security or other taxpayer identification number within a reasonable time after the request therefor;

         -        furnishes an incorrect taxpayer identification number;

         -        fails to report properly dividends;

         - fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the taxpayer identification number provided is its correct number and that it is not subject to back-up withholding; or

         - in the case of a non-United States beneficial owner, fails to meet certain certification requirements or exemptions.

         Back-up withholding is not an additional United States federal income tax. Rather, any amount withheld from a payment to a beneficial owner under back-up withholding rules will be refunded or allowed as a credit against the beneficial owner's United States federal income tax liability, provided that the required information is furnished to the United States Internal Revenue Service. Beneficial owners of the warrants should consult their tax advisors as to their qualification for exemption from back-up withholding and the procedure for obtaining an exemption.

                              PLAN OF DISTRIBUTION

         The warrants and the shares of our common stock may be sold from time to time to purchasers directly by the selling holders. Alternatively, the selling holders may from time to time offer the warrants or the shares of common stock to or through underwriters, broker-dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of the securities for whom they may act as agents. The selling holders and any underwriters, broker-dealers or agents that participate in the distribution of warrants or our common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of these securities and any discounts, commissions, concessions or other compensation received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         The warrants and our common stock may be sold from time to time in:

         -        one or more transactions at fixed prices,

         -        at prevailing market prices at the time of sale,

         -        at varying prices determined at the time of sale, or

         -        at negotiated prices.

         The sale of the warrants and our common stock may be effected in transactions:

         - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

         -        in the over-the-counter market,

         - in transactions otherwise than on the exchanges or in the over-the-counter market, or

         -        through the writing of options.

         To comply with the securities laws of certain jurisdictions, if applicable, the warrants and common stock will be offered or sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the warrants and common stock underlying the warrants may not be offered or sold unless they have been registered or qualified for sale in those jurisdictions or an exemption from registration or qualification is available and is complied with.

         The selling holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the warrants or common stock by the selling holders. The foregoing may affect the marketability of those securities.

         We will pay for all costs of the registration of the warrants, including, without limitation, SEC registration and filing fees and all reasonable fees and expenses incurred in connection with the compliance with state securities or "blue sky" laws. We have agreed to indemnify the selling holders against particular liabilities, including certain liabilities under the Securities Act, and we will reimburse them for some of the legal or other expenses incurred in connection therewith. Each holder, severally and not jointly, has agreed to indemnify us against particular liabilities, including certain liabilities under the Securities Act, or will reimburse us for some of the legal or other expenses incurred in connection therewith.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the warrants and common stock issuable upon exercise of the warrants have been passed upon for us by Simpson Thacher & Bartlett, New York, New York.


                                     EXPERTS

         The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

TRAVELCENTERS OF AMERICA, INC.


                                                 [TRAVELCENTERS OF AMERICA LOGO]



WARRANTS TO PURCHASE
COMMON STOCK

COMMON STOCK ISSUABLE
UPON EXERCISE OF
WARRANTS





                            -----------------------

                                   PROSPECTUS

                            -----------------------






         UNTIL JULY 12, 2002, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THE UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.







                                 April 12, 2002